August 21, 2007

Mail Stop 7010

By U.S. Mail and facsimile to (281) 618-0500

Martin Ferron
Chief Executive Officer
Helix Energy Solutions Group, Inc.
400 North Sam Houston Parkway East
Houston, Texas 77060

> **Re:** **Helix Energy Solutions Group, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2007**
> **File No. 001-32936**

Dear Mr. Ferron:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division of Corporation Finance's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board of Directors, page 9
Board of Directors Independence, page 9

1.	You state that the board concluded that none of the independent directors had a relationship which, in the opinion of the board, was material and would interfere with the exercise of independent judgment. Your disclosure implies that certain categories or relationships were considered by the board in arriving at its conclusion. Please give adequate consideration to the requirements of Item 407(a)(3) of Regulation S-K and describe, by specific category or type, <u>any</u> transactions, relationships or arrangements that were considered.

Director Compensation, page 14

2.	Please state the grant date fair value of stock awards made to Mr. Tripodo during fiscal 2006. Additionally, you have omitted disclosure regarding the number of options and restricted stock outstanding at fiscal year end for certain of the directors. For example, it appears that Messrs. Transier and Watts both received options during fiscal 2006. If there are no equity awards (options or restricted stock) outstanding for any director at fiscal year end, disclose. See Items 402(k)(2)(iii) and (iv) of Regulation S-K and the Instruction to such Items.

Certain Relationships, page 15

3.	Although you reference the written policy regarding related party transactions, please provide a concise description of the material terms of the policy. For example, describe the types of transactions covered by the policies and procedures, as required by Item 404(b)(1)(i) of Regulation S-K.

4.	We direct you to Item 404(a) of Regulation S-K. Please elaborate further on the terms of the transaction involving the exchange by OKCD Investments, Ltd. of $20 million for a 25% overriding royalty interest in the company's 20% working interest held in the Gunnison project.

Compensation Discussion and Analysis, page 21

5.	Please tailor your description of your compensation program and objectives to reflect the specific and unique attributes of your program in order to facilitate an understanding of your distinct compensation goals and objectives. Avoid phrases that could apply to any company and instead, identify the "core values" and company "culture" that you indicate form a part of your overall compensation objectives. See generally, Instruction 1 to Item 402(b) of Regulation S-K.

6.	Your disclosure indicates that you target total compensation and individual elements of compensation between the 50th and 75th percentile of the peer group identified on page 23. Please specify the percentiles represented by *actual* compensation paid for 2006. Moreover, if any named executive officer's actual compensation fell outside of the targeted percentile range with respect to an element of compensation, please discuss the reasons for the divergence.

7.   On page 15 you discuss the partnership interests in OKCD Investments, Ltd. held by key employees, including some of your named executive officers. This disclosure suggests that such interests and the corresponding rights they entitle the partner to, are benefits not made available generally to all employees.   In addition, we note that the Class B partnership interests are subject to forfeiture in the event the executive officer's employment with the company is terminated. Consider addressing in the Compensation Discussion and Analysis the terms of this arrangement, any named executive officers who were awarded interests, and whether amounts earned pursuant to the arrangement factor into consideration of the total compensation made available to any executive officer in a given year. In addition, please note our subsequent comment regarding the compensation paid to the Executive Chairman. See generally Items 402(b)(1)(vi) and 402(b)(2)(x) of Regulation S-K.

Design of the Compensation Program, page 22

8.   We refer you to Item 402(b)(1)(v) of Regulation S-K. Please provide the analysis required by Item 402(b)(1)(v) and state which of the factors you reference contributed to the actual amounts of compensation (both amount and type) paid to a named executive officer during the fiscal year 2006.   For example, it is not apparent how distinctions, if any, in roles and responsibilities factor into the compensation paid to the Executive Chairman versus the Chief Executive Officer. Additionally, elaborate on how the long-term incentive award amounts were determined for each named executive officer and which of the factors listed on pages 22-23 were considered in the final determination of the appropriate amount awarded to an executive officer.

9.   We direct you to Release 33-8732A, Section II.B.1. The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual executive officers. For example, there is insufficient discussion of the variance between the executive officers in the amount of equity awards paid during the 2006 fiscal year. Please explain why your Chief Operating Officer received the most stock awards yet the least option awards relative to the other named executive officers during fiscal 2006. Also, please explain why the post-termination terms contained in the letter agreement between Mr. Hajdik and the company differ from the more uniform terms provided to the other named executive officers in their respective employment agreements.

10.   Please give consideration to Items 402(b)(1)(iv) and 402(b)(2)(xii) of Regulation S-K and discuss the relevance of Section 162(m) of the Internal Revenue Code to your compensation decisions and program policies.

Compensation Components and Processes, page 24
Cash Bonus, page 24

11.   Clarify for each named executive officer the principal personal performance
        criteria or goals that were considered by the committee and how such
        considerations factored into the actual amounts awarded to the executive officer.
        We direct you to Item 402(b)(1)(v) of Regulation S-K. Similarly, you disclose on
        page 22 that individual goals are established by each named executive officer; yet,
        you have not identified the goals set or the actual levels of achievement attained
        by each named executive officer.

12.   You state in the last paragraph on page 24 that individual performance goals are
        established by the executive officers and management at the beginning of the
        year. The Compensation Discussion and Analysis should address actions
        regarding executive compensation that were taken after the end of your last fiscal
        year. See Instruction 2 to Item 402(b) of Regulation S-K. Disclose the
        performance targets established at the commencement of the year. To the extent
        you believe that disclosure of qualitative and quantitative targets established for
        2007 is not required because it would result in competitive harm such that the
        targets could be excluded under Instruction 4 to Item 402(b), please provide on a
        supplemental basis a detailed explanation for such conclusion. Please also note
        that to the extent that you have an appropriate basis for omitting the specific
        targets, discuss how difficult it would be for the named executive officers or how
        likely it will be for you to achieve the undisclosed target levels or other factors.

13.   Please explain the factors considered with respect to the 10% of the personal
        performance component that is not subject to the committee's discretion.

14.   To provide further context to your disclosure regarding the discretion of the
        committee in the granting of cash bonuses, please elaborate on the types of
        circumstances that would result in an adjustment of a bonus amount or the
        applicable goals, during a given year. Identify, if applicable, any adjustments
        made in recent years if material to an understanding of the compensation program
        and how it functions in practice. See generally Instruction 2 to Item 402(b) of
        Regulation S-K.

15.   In this section and in the narrative to the summary compensation table, you
        indicate that financial and operational targets are established and factor into a
        determination of the overall bonus paid to an executive officer each year. Please
        identify the targets established for fiscal 2006 and 2007. To the extent you
        believe that disclosure of these targets is not required because it would result in
        competitive harm such that the targets could be excluded under Instruction 4 to
        Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed
        explanation for such conclusion. Please also note that to the extent that you have

an appropriate basis for omitting the specific targets, discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors.

Long-Term Equity Compensation, page 25

16.   Clarify whether any factors, other than relevant benchmarking data, are considered by the committee in setting the amount of long-term awards granted to a named executive officer. See Item 402(b)(1)(v) of Regulation S-K.

Grants of Plan-Based Awards, page 28

17.   Consistent with the requirements of Item 402(e) of Regulation S-K, your narrative should explain the vesting schedules and dividend eligibility with respect to the restricted stock awards granted.

Employment Agreements and Change of Control Provisions, page 31

18.   You indicate that an executive officer is entitled to any amounts previously earned regardless of the manner in which the named executive officer is terminated. However, as noted in your disclosure, there is no discussion or tabular presentation of such amounts for each named executive officer in the disclosure that follows. You have not provided the disclosure required by Item 402(j)(2) or Item 402(j)(3) of Regulation S-K. Provide the total amount of post-termination benefits payable to each named executive officer assuming the various triggering events occurred on December 31, 2006 and provide adequate analysis in your discussion of how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments. We remind you that your disclosure should be presented concisely, clearly and accurately.

19.   On page 32 you state that you do not have "sufficient experience with the termination of executive officers to reasonably estimate the amount or range of any severance payment or benefits that would be offered to any named executive officer." In light of the recent severance payment in 2006 made to Mr. Connor and the negotiated terms of the severance payments payable upon termination under specified circumstances to Mr. Hajdik, it is unclear why you can not provide a reasonable estimate of the amount or range of severance payments. We also note throughout your disclosure, reference to the fact that you look to the peer group of companies in setting various elements of your compensation. Consistent with the requirements of Item 402(j) and Instruction 1 to Item 402(j) of Regulation S-K, provide the requisite disclosure.

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3757 with any questions.

Sincerely,

Mellissa Campbell Duru
Attorney Advisor